Press Release SR #06-05
IR – Steve Johnston
Toll Free 1-877-233-2244
steve@sutclifferesources.com

September 30, 2005

MAJOR LAND ACQUISITION
Several Mineral Targets Identified

Sutcliffe Resources Ltd. has signed a letter agreement with the Beale Lake Syndicate pursuant to which the Company will acquire a 100% interest in 53 mining claims representing approximately 22,800 hectares surrounding its Beale Lake property. The agreement calls for a cash payment of $200,000 and the issuance of 2,500,000 shares, and is subject to a 2% NSR. A finders fee of 300,000 shares is payable to Yorkville Capital.

The successful exploration program to date (New Release #05-05, September 19, 2005) at Beale Lake has demonstrated that the area is a potential host for intrusion related precious metal mineralization. A BC Geological Survey publication, “Geological Fieldwork 2001”, Paper 2002-1 by Joanne Nelson M.Sc.P.Geo documents the mineral potential in the area covered by this acquisition:

The Beale Lake map area is host to a diverse set of mineral occurrences and exploration possibilities, many of them documented here for the first time. Types of deposits represented include the following:

1.	Intrusion-related gold-silver-polymetallic veins.

2.	Epithermal gold-silver-polymetallic veins.

3.	Porphyry-style copper mineralization associated with zones of Intrusive breccias and silicification in the Nizi pluton.

In addition, geological evidence supports the possible occurrence of the following deposit types in the area:

1.	Syngenetic massive Sulphide occurrences associated with pyrite-garnet-bearing (exhalative?) metachert in lower Dorsey assemblage.

2.	Syngenetic massive Sulphide occurrences associated with felsic volcanics and pyrite-garnet-bearing (exhalative?) metachert in upper Dorsey assemblage.

3.	Mesothermal gold-quartz veins associated with quartz- Carbonate-mariposite alteration in Slide Mountain ultramafic rocks.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 • Fax: 604.608.0344 • North America Toll-free: 1.877.233.2244

Numerous showings are located in the newly acquired claims including the 1000 meter outcrop and sub-outcrop YURSO vein with assays of grab samples of 1142 ppb gold and 1842 grams per tonne silver; also the Gunsight showing had chalcopyrite rich boulders that returned best values of 27 grams per tonne silver and 2.79% copper and a quartz vein that returned a 20 centimeter sample of .09 grams per tonne gold, 110 grams per tonne silver, 8.36% lead and 3.09% zinc (As reported in BCGS Paper 2002-1 by Joanne Nelson M.Sc.P.Geo.)

The 2006 exploration program on the new claims will commence with the flying of a helicopter airborne magnetic, electromagnetic and radiometric geophysical survey to define potential target areas and to establish signature patterns for follow up.

Sutcliffe is presently waiting for drilling permits on its core Beale Lake claims. Application was made for 4000 meters in 24 drillhole locations. This initial drilling is anticipated to be completed in 2005.

On behalf of the board of directors,

“Laurence Stephenson”

Laurence Stephenson P.Eng, MBA
President

For further information please visit our website www.sutclifferesources.com or contact L. Stephenson at 604-608-0223 or Steve Johnston at toll free 1-877-233-2244.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risk factors and uncertainties which may cause actual results to vary considerably from these statements.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 • Fax: 604.608.0344 • North America Toll-free: 1.877.233.2244